EXHIBIT 99.2

Investment properties

The following summary of the group´s investment properties by type as of June 30, 2021 prepared in accordance with SEC SX 12-28 (1):

	Initial Costs		Subsequent Costs	Costs at the end of the year
	Plot of land	Buildings, facilities and improvement	Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized cost, net	Fair Value adjustments	Fair value at the end of the year	Date of construction	Date of acquisition
Shopping malls:
Abasto	286	7,061	400	286	7,461	7,747	5	(196)	7,556	nov-98	jul-94
Alto Palermo Shopping	255	11,637	890	255	12,527	12,782	9	(5,415)	7,376	oct-90	nov-97
Alto Avellaneda	509	4,666	1,185	509	5,851	6,360	18	(860)	5,518	oct-95	dec-97
Alcorta Shopping	235	2,822	1,039	235	3,861	4,096	2	544	4,642	jun-92	jun-97
Alto Noa	10	1,248	284	10	1,532	1,542	-	(385)	1,157	sep-94	mar-95
Patio Bullrich	247	4,411	505	247	4,916	5,163	1	(3,034)	2,130	sep-88	oct-98
Alto Rosario	1,108	409	1,362	1,108	1,771	2,879	6	1,712	4,597	nov-04	nov-04
Mendoza Plaza	309	2,103	1,477	309	3,580	3,889	15	(2,132)	1,772	jun-94	dec-94
Dot Baires Shopping	944	780	6,725	944	7,505	8,449	11	(2,173)	6,287	may-09	nov-06
Córdoba Shopping	113	1,992	381	113	2,373	2,486	-	(1,128)	1,358	mar-90	dec-06
Distrito Arcos	-	-	3,173	-	3,173	3,173	-	(1,088)	2,085	nov-09	nov-09
Alto Comahue	77	205	3,568	77	3,773	3,850	-	(2,813)	1,037	may-06	may-06
Patio Olmos	233	432	2	233	434	667	2	759	1,428	may-95	sep-07
Soleil Premium Outlet	249	838	682	249	1,520	1,769	5	150	1,924	jul-10	jul-10
Ocampo Parking Space	73	480	3	73	483	556	-	678	1,234	sep-06	sep-06
Beruti Parking Space	-	51	-	-	51	51	-	663	714		jun-15
Shopping malls	4,648	39,135	21,676	4,648	60,811	65,459	74	(14,718)	50,815
Office and other rental properties:
Abasto Offices	-	-	152	-	152	152	-	218	370	mar-13	jul-94
Zetta building	645	-	4,999	645	4,999	5,644	132	13,587	19,363	dec-18	dec-18
Dot building	214	54	2,833	214	2,887	3,101	14	3,524	6,639	sep-10	nov-06
Anchorena 545 (Chanta IV)	15	81	1	15	82	97	-	201	298	aug-08	aug-08
Anchorena 665	40	160	-	40	160	200	-	277	477	aug-08	aug-08
Zelaya 3102	37	-	-	37	-	37	-	30	67	jul-05	jul-05
Suipacha 664	312	670	14	312	684	996	-	1,261	2,257	jun-94	dec-14
Intercontinental Plaza building	22	673	-	22	673	695	2	1,249	1,946	jun-96	dec-14
República building	2,986	2,416	11	2,986	2,427	5,413	1	8,128	13,542	dec-14	dec-14
Bank Boston Tower	130	106	-	130	106	236	-	31	267	dec-14	dec-14
Paseo del Sol	-	19	-	-	19	19	-	35	54	jul-15	jul-15
Phillips building	-	2,028	1	-	2,029	2,029	1	2,169	4,199	jun-17	jun-17
Catalinas building	2,897	7,490	-	2,897	7,490	10,387	6	9,547	19,940	-	jun-20
Office and other rental properties	7,298	13,697	8,011	7,298	21,708	29,006	156	40,257	69,419
Undeveloped parcels of land
Building annexed to Dot	993	-	-	993	-	993	-	5,413	6,406	-	nov-06
Luján plot of land	505	-	52	557	-	557	-	947	1,504	-	may-12
Caballito –Ferro plot of land	1,073	-	309	1,382	-	1,382	-	3,768	5,150	-	nov-97
Annexed to Dot plot of land	9	-	-	9	-	9	-	14	23	-	feb-17
Mendoza plot of land	16	-	-	16	-	16	-	11	27	-	dec-16
Intercontinental plot of land Tower B	691	-	802	1,493	-	1,493	-	246	1,739	-	dec-14
Mendoza Av Este 2992 plot of land	-	-	101	101	-	101	-	79	180	-	mar-18
La Plata plot of land	560	-	2	562	-	562	-	948	1,510	-	mar-18
Casona Hudson	64	-	67	131	-	131	-	9	140	-	dec-20
Alto Palermo Shopping - buildable potential	-	-	-	-	-	-	-	1,722	1,722	-	nov-97
Patio Bullrich - buildable potential	-	-	-	-	-	-	-	1,752	1,752	-	oct-98
Alto Rosario - buildable potential	-	-	-	-	-	-	-	667	667	-	nov-04
Cordoba Shopping - buildable potential	-	-	-	-	-	-	-	345	345	-	dec-06
Undeveloped parcels of land	3,911	-	1,333	5,244	-	5,244	-	15,921	21,165
Properties under development
PH Office Park	-	-	22	-	22	22	-	-	22	-	nov-06
Alto Palermo Shopping annex	841	-	1,890	841	1,890	2,731	-	359	3,090	-	jun-06
Phillips building	-	-	84	-	84	84	-	(2)	82	-	jun-17
Alto Avellaneda	-	-	139	-	139	139	-	(12)	127	-	dec-17
Properties under development	841	-	2,135	841	2,135	2,976	-	345	3,321
Others
DirecTV Arena Stadium	-	-	411	-	411	411	-	(411)	-	-	feb-18
EH UTE	-	-	160	-	160	160	-	(16)	144	-	sep-17
Others	-	-	571	-	571	571	-	(427)	144
Total	16,698	52,832	33,726	18,031	85,225	103,256	230	41,378	144,864

(1)	All invesment properties are located in Argentina.
(2)	See note 10 for the roll forward on the fair value of investment properties.
(3)	Encumbrance antichresis.